July 25, 2024

Catherine Hedoux-Delgado
Interim Chief Financial Officer and Treasurer
Graftech International Ltd.
982 Keynote Circle
Brooklyn Heights, Ohio 44131

       Re: Graftech International Ltd.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           File No. 001-13888
Dear Catherine Hedoux-Delgado:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing